UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

ETRIALS WORLDWIDE, INC.
(Name of Subject Company)
ETRIALS WORLDWIDE, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
29786P103
(CUSIP Number of Common Stock)

Joseph (Jay) F. Trepanier
Chief Financial Officer
etrials Worldwide, Inc.
4000 Aerial Center Parkway
Morrisville, North Carolina 27560
(919) 653-3400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copy to:
Donald R. Reynolds, Esq.
Alexander M. Donaldson, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
(919) 781-4000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

etrials Worldwide Announces First Quarter 2009 Financial Results
Morrisville, NC – May 12, 2009 – etrials Worldwide, Inc. (Nasdaq: ETWC), a leading provider of adaptive eClinical software and services designed to optimize clinical trial management by turning data into intelligence and shortening the pathway to an actionable study endpoint, today announced financial results for the three months ended March 31, 2009.
First Quarter 2009 Results
Net service revenues were $3.6 million for the first quarter of 2009, as compared to $3.7 million for the three months ended March 31, 2008 and $3.6 million for the fourth quarter of 2008. This decline between first quarters was partially offset by three significant change orders to existing contracts that resulted in an increase to revenue in the first quarter of 2009 of approximately $600,000. Cost of revenues decreased 21 percent to $2.0 million versus $2.6 million in the comparable period a year ago and $2.2 million in the fourth quarter of 2008. As a percentage of net service revenues, costs of revenues decreased to 56 percent from 70 percent for the three months ended March 31, 2009 and 2008, respectively.
Net loss for the first quarter of 2009 was approximately $960,000 compared to $2.0 million in the first quarter of 2008 and $5.5 million in the fourth quarter of 2008 — a 52 percent reduction in the comparable period a year ago — which was primarily the result of lower operating expenses.
Sales and marketing costs decreased 31 percent to $791,000 compared to $1.1 million for the same period in 2008 and $1.0 million in the fourth quarter of 2008. General and administrative costs decreased by 16 percent to $1.2 million in the quarter, compared to $1.5 during the same period in 2008 and $1.4 million in the fourth quarter of 2008. Research and development costs decreased by 24 percent to $490,000 compared to $646,000 during the same period in 2008 and $502,000 in the fourth quarter of 2008.
New project bookings for the first quarter of 2009 totaled $1.9 million compared to $4.8 million in the first quarter of 2008 and $5.5 million in the fourth quarter of 2008.
During the quarter ended March 31, 2009, we experienced cancellations of $5.0 million. This was a direct reflection of the volatile economic times and the fact that customers are opting to cancel studies sooner than was the case in the past, especially if they do not show promising results early on in clinical trial development.
“etrials first quarter performance was disappointing in terms of awards and cancellations, but reassuring in terms of our cost management efforts, customer-centric culture and ability to renew and deepen customer relationships,” said M. Denis Connaghan, etrials’ President and Chief Executive Officer. “Today, we are a nimble clinical trials solutions provider, and better positioned to respond quickly to changing customer requirements and market conditions.”

Financial Position and Backlog
The Company reported $18.5 million in total available backlog as of March 31, 2009 as compared with $20.3 million at March 31, 2008 and $25.1 million on December 31, 2008. Of the $18.5 million in total available backlog, $2.5 million was scheduled to start later than six months, or after September 30, 2009. Approximately 47 percent and 46 percent of our total available backlog as of March 31, 2009 and December 31, 2008, respectively, consisted of fully executed contracts.
As of March 31, 2009, cash, and cash equivalents was $9.0 million. The Company’s cash and cash equivalents decreased by approximately $1.6 million during the three months ended March 31, 2009.
Recent Events and Organizational Structure
As announced on May 5, 2009, etrials Worldwide, Inc., has entered into an agreement to be acquired by Bio-Imaging Technologies, Inc. (NASDAQ: BITI) (d/b/a “BioClinica”) through a tender offer for all of the outstanding shares of etrials stock. For each share of etrials stock, shareholders will receive 0.124 shares of newly issued Bio-Imaging common stock, 0.076 shares of newly issued Bio-Imaging preferred stock, and $0.15 in cash. Subject to customary closing conditions, and assuming a majority of etrials shares will be tendered pursuant to the tender offer, the tender offer is expected to expire on or about June 15, 2009.
As a result of the proposed transaction, etrials will not hold its previously announced first quarter earnings call on May 12, 2009.
etrials has determined that, due to the downturn in the economy and the current economic climate, it is assessing all aspects of its operations and business functions. As a result, it may be necessary to make organizational adjustments in order to deliver operational excellence, efficiency and cost savings for customers.
“Although we believe the proposed acquisition by BioClinica offers growth potential to etrials’ customers, employees and shareholders,” concluded Connaghan, “until the acquisition is completed, we must continue to act independently and remain vigilant in these tough economic times, evaluating cost reduction measures, while aggressively moving to enhance service delivery and business development efforts, and advancing the Company’s progress toward achieving profitability.”
About etrials(R)
Headquartered near North Carolina’s Research Triangle Park, etrials Worldwide, Inc. (Nasdaq: ETWC), is a leading provider of eClinical software and services to pharmaceutical, biotechnology, medical device companies, as well as contract research organizations, offering adaptive, Web-based tools that work together to coordinate data capture, logistics, patient interaction and trial management – turning data into intelligence and shortening the pathway to an actionable study endpoint. etrials is one of the few top-tier solution providers that offers electronic data capture (EDC), interactive voice and Web response (IVR/IWR) and electronic patient diaries (eDiary), as part of a flexible and integrated software-as-a-service (SaaS) platform or as individual solutions to capture high quality data from multiple pivot points to enable real-time access for informed decision-making. As an experienced leader, etrials has facilitated over 900 trials involving more than 400,000 patients in 70 countries and has participated in 42 studies that resulted in 14 approved new drug applications and/or regulatory approvals. To learn more visit us at www.etrials.com. etwcf.

Important Information about the Tender Offer
This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of etrials. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, Bio-Imaging intends to file a registration statement on Form S-4 and a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, etrials intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and, if required, will, file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of etrials. The solicitation of offers to buy common stock of etrials will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase and the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov, or from the information agent Bio-Imaging selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about etrials, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to etrials, or on etrials’ corporate website at http://www.etrials.com.
Forward-Looking Statements
This announcement may contain forward-looking statements. These statements involve risks and uncertainties, including Bio-Imaging’s decision to enter into an agreement to acquire etrials Worldwide, Inc., the ability of the parties to complete the transaction contemplated by the merger agreement, including the parties’ ability to satisfy the conditions set forth in the merger agreement, and the possibility of any termination of the merger agreement. Actual results could differ materially from those discussed. More information about potential factors which could cause actual results to differ from the forward-looking statements included in this announcement is included in our filings with the Securities and Exchange Commission, including the “Risk Factors” Section of the Form 10-K filed on March 10, 2009. All forward-looking statements are based on information available to us on the date hereof, and we assume no obligation to update such statements.
etrials® is the registered trademark in the United States of etrials Worldwide, Inc. Other marks belong to their respective owners and are used with permission.
SOURCE: etrials Worldwide, Inc.
Media & Investors:
Chris Sakell
etrials Worldwide, Inc.
919-653-3648
Chris.Sakell@etrials.com

etrials Worldwide, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended March 31,
	2009	2008

Net service revenues	$3,627,092	$3,708,209
Reimbursable out-of-pocket revenues	10,528	587,632

Total revenues	3,637,620	4,295,841

Costs and expenses:
Costs of revenues	2,041,500	2,581,653

Reimbursable out-of-pocket expenses	10,528	587,632

Sales and marketing	791,067	1,146,426

General and administrative	1,221,024	1,451,048

Research and development	489,876	645,903

Total cost and expenses	4,553,995	6,412,662

Operating loss	(916,375)	(2,116,821)

Other income (expenses), net	(47,803)	79,337

Net loss	$(964,178)	$(2,037,484)

Net loss per share:
Basic and diluted	$(0.09)	$(0.19)

Weighted average common shares outstanding:
Basic and diluted	10,643,787	10,973,575

etrials Worldwide, Inc.
Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2009	2008
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,060,658	$10,699,537

Other current assets	4,496,068	4,218,044

Total current assets	13,556,726	14,917,581

Other assets	2,122,177	2,146,016

Total assets	$15,678,903	$17,063,597

Liabilities and Stockholders’ Equity
Current liabilities	5,872,136	6,371,503

Long-term liabilities	180,419	197,004

Total liabilities	6,052,555	6,568,507

Stockholders’ equity	9,626,348	10,495,090

Total liabilities and stockholders’ equity	$15,678,903	$17,063,597

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETRIALS WORLDWIDE, INC.
By:	/s/ Joseph F. Trepanier, III
Joseph (Jay) F. Trepanier, III
Chief Financial Officer
Dated: May 12, 2009